Greenberg
Traurig

04036125

August 6, 2004

RECEIVED
AUG 09 2004
SEC MAIL PROCESSING WASH, D.C. 208 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eiffel Technologies Limited. (the "Issuer")
File Number 82-34747

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Notice of meeting dated October 16, 2003;

2. Announcement to the ASX, dated November 24, 2003 in respect of the annual general meeting ;

3. Annual Report 2003, including the audited financial statements for the year ended June 30, 2003;.

4. Shareholder presentation dated November 24, 2003;

5. ASX Half-Year information December 31, 2003;

6. Announcement to the ASX, dated March 31, 2004;

7. Announcement to the ASX, dated April 7, 2004;

8. Announcement to the ASX, dated April 23, 2004;

9. Announcement to the ASX, dated June 1, 2004;

10. Appendix 3B New Issue Announcement as of June 1, 2004;

11. Announcement to the ASX, dated June 1, 2004;

12. Announcement to the ASX, dated June 8, 2004;

13. Announcement to the ASX, dated June 29, 2004; and

14. Announcement to the ASX, dated August 6, 2004.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

dly 8/10

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
ZURICH

Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166
Tel 212.801.9200 | Fax 212.801.6400

www.gtlaw.com

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
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SAMPLE STREET
SAMPLETOWN TAS 7000

File No. 82-34747

16 October 2003

Dear Shareholder

I have pleasure in inviting you to attend our Annual General Meeting and have enclosed the Notice of Meeting, which sets out the items of business. The meeting will be held at the Institute of Chartered Accountants, Level 10, 600 Bourke Street, Melbourne on Monday 24 November 2003 at 10.00am.

If you are attending this meeting, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on 61 3 9473 2555 so that it is received by 10.00am on 22 November 2003.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

I look forward to your attendance at the meeting.

Yours sincerely

Thomas J Hartigan
Chairman

3/74

004889 V_007V7A

Proxy Form

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

EIF

Reference Number

IND

Appointment of Proxy

I/We being a member/s of Eiffel Technologies Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Eiffel Technologies Limited to be held at The Institute of Chartered Accountants, Level 10, 600 Bourke Street, Melbourne on Monday, 24 November 2003 at 10.00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 5, 6, 7, 8, 9, 10, 11 AND 12 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on these items below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on these items and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2	Election of Director - Peter Corfield			
Item 3	Election of Director - Dr Ross Macdonald			
Item 4	Election of Director - Christine Cussen			
Item 5	Issue of ordinary shares and grant of options to Global Markets Capital Corporation			
Item 6	Grant of options to the Managing Director and Chief Executive Officer			
Item 7	Issue of ordinary shares to the Managing Director and Chief Executive Officer			
Item 8	Grant of options to the Chief Operating Officer			
Item 9	Grant of options to Professor Neil Foster			
Item 10	Grant of options to Hubert Regtop			
Item 11	Issue of ordinary shares to the estate of deceased Directors			
Item 12	Issue of ordinary shares to Professor Robert Langer			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /

EIF 19PR

004889 V_007V88

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Monday, 24 November 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Eiffel Technologies Limited share registry at the address opposite, or
- by delivery to the Registered Office of Eiffel Technologies Limited being
  Level 14
  50 Market Street
  Melbourne Victoria 3000

Eiffel Technologies Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

004889 V_007V9A

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)

I 1234567890 IND

Annual Report

Use a black pen.
Where a choice is required, mark the box with an 'X' ☒

A Annual Report Request

The Company will automatically mail you an Annual Report each year unless you elect otherwise.

☐ Please mark this box with an 'X' if you **DO NOT** wish to receive the Company's Annual Report.
You will, however, receive all other securityholder mailings including notices of meetings and proxy forms.

How to complete this form

A Annual Report Request

Can you help us reduce costs?

We have many securityholders and it is costly for the Company to produce and mail Annual Reports.
We are required to automatically mail you a report each year unless you instruct us otherwise.

By marking the box overleaf you can select not to receive a copy of the Company's Annual Report.
However, you will still receive all other securityholder mailings including notices of meetings and proxy forms.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

The Annual Report, other releases and general company information are also available on our web site at www.eiffeltechnologies.com.au.

004889 V_007VBA

3 AR

E I F

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

EIFFEL TECHNOLOGIES LIMITED

ABN 96 072 178 977

NOTICE OF ANNUAL GENERAL MEETING

Monday 24 November 2003

AND

EXPLANATORY NOTES

Notice of Annual General Meeting
Monday 24 November 2003

EIFFEL TECHNOLOGIES LIMITED ABN 96 072 178 977

Notice is hereby given that the Annual General Meeting of Eiffel Technologies Limited will be held at The Institute of Chartered Accountants, Level 10, 600 Bourke Street, Melbourne on Monday, 24 November 2003 at 10.00am.

Ordinary Business

Financial Report

1. To receive and consider the Financial Report and reports of the Directors and Auditors for the year ended 30 June 2003.

Election of Directors
To consider and if thought fit to pass the following resolutions as ordinary resolutions:

2. That Peter Corfield, who retires by rotation in accordance with the Constitution of the Company, being eligible and offering himself for re-election, is re-elected as a Director of the Company.

3. That Dr Ross Macdonald, a Director appointed by the Board since the last Annual General Meeting of the Company who retires in accordance with the Constitution of the Company, being eligible and offering himself for election, is elected as a Director of the Company.

4. That Christine Cussen, (Managing Director and Chief Executive Officer) a Director appointed by the Board since the last Annual General Meeting of the Company, who retires in accordance with the Constitution of the Company, being eligible and offering herself for election, is elected as a Director of the Company.

Special Business

Issue of ordinary shares and approval for grant of options to Global Markets Capital Corporation

5. To consider and if thought fit to pass the following resolutions as an ordinary resolution:

(a) That the grant of 900,000 options with an exercise price of $0.25 per option to Global Markets Capital Corporation is approved for the purposes of Listing Rule 7.4 of the Australian Stock Exchange.

(b) That the issue of 833,000 fully paid ordinary shares in the capital of the Company at $0.18 per share to Global Markets Capital Corporation on 31 July 2003 is approved for the purposes of Listing Rule 7.4 of the Australian Stock Exchange.

Voting restriction
The Company will disregard any votes cast on resolution 5 by Global Markets Capital Corporation and any of its associates.

However, the Company need not disregard a vote if:
- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Issue of ordinary shares and grant of options to the Managing Director and Chief Executive Officer

6. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That pursuant to Listing Rule 10.11 and for the purposes of Listing Rule 7.1 of the Australian Stock Exchange, approval is given to grant 6,500,000 options each to subscribe for one fully paid ordinary share in the capital of the Company to Christine Cussen on the terms summarised in the explanatory notes.

7. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That pursuant to Listing Rule 10.11 and for the purposes of Listing Rule 7.1 of the Australian Stock Exchange, approval is given to issue 355,000 fully paid ordinary shares in the capital of the Company to Christine Cussen on the terms summarised in the explanatory notes.

Voting restriction
The Company will disregard any votes cast on resolution 6 and 7 by Christine Cussen and any of her associates.

However, the Company need not disregard a vote if:
- it is cast by Ms Cussen as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Grant of options to the Chief Operating Officer

8. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That for the purposes of Listing Rule 7.1 of the Australian Stock Exchange, approval is hereby given to the Directors to grant 2,000,000 options each to subscribe for one fully paid ordinary share in the capital of the Company to Doctor Pascal Hickey on the terms summarised in the explanatory notes.

Voting Restriction
The Company will disregard any votes cast on resolution 8 by Doctor Pascal Hickey and any of his associates.

However, the Company need not disregard a vote if:
- it is cast by Dr Hickey as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Grant of options to Professor Neil Foster

9. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That for the purposes of Listing Rule 7.1 of the Australian Stock Exchange, approval is hereby given to the Directors to grant 1,000,000 options each to subscribe for one fully paid ordinary share in the capital of the Company to Professor Neil Foster on the terms summarised in the explanatory notes.

Voting Restriction
The Company will disregard any votes cast on resolution 9 by Professor Neil Foster and any of his associates.

However, the Company need not disregard a vote if:
- it is cast by Professor Foster as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Grant of options to Hubert Regtop

10. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That for the purposes of Listing Rule 7.1 of the Australian Stock Exchange, approval is hereby given to the Directors to grant 1,000,000 options each to subscribe for one fully paid ordinary share in the capital of the Company to Hubert Regtop on the terms summarised in the explanatory notes.

Voting restriction
The Company will disregard any votes cast on resolution 10 by Hubert Regtop and any of his associates.

However, the Company need not disregard a vote if:
- it is cast by Mr Regtop as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Issue of ordinary shares to the estate of deceased Directors

11. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That for the purpose of Listing Rule approval for the Australian Stock Exchange, the issue by the Company of the following shares is approved:

(a) to The Estate of Samuel Quigley 250,000 fully paid ordinary shares issued at $0.15 per share on 6 August 2003 in lieu of a retirement allowance for Samuel Quigley.
(b) to The Estate of William Bytheway 150,000 fully paid ordinary shares issued at $0.15 on 6 August 2003 in lieu of a retirement allowance for William Bytheway.

Voting Restriction
The Company will disregard any votes cast on resolution 11 by the Estate of Samuel Quigley, the Estate of William Bytheway, and any associate of either Estate.

However, the Company need not disregard a vote if:
- it is cast by either Estate as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Issue of ordinary shares to Professor Robert Langer

12. To consider and if thought fit to pass the following resolution as an ordinary resolution:

That for the purposes of Listing Rule 7.1 of the Australian Stock Exchange, approval is hereby given to the Directors to issue to Professor Langer 423,984 fully paid ordinary shares in the Company in lieu of part payment for consulting services.

Voting Restriction
The Company will disregard any votes cast on resolution 12 by Professor Langer and any associate of such person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Dated this Day 16th day of October 2003

Tim Kelsey
Company Secretary

Voting entitlements

The Board has determined, in accordance with the Company's Constitution and the Corporations Act 2001, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 10.00am on Saturday 22 November 2003.

Proxies

A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at GPO Box 242, Melbourne Victoria 3001 or by facsimile to Computershare on (03) 9473 2555 not later then 10.00am on Saturday 22 November 2003.

Explanatory Notes

These Explanatory Notes must be read in conjunction with the accompanying Notice of Annual General Meeting of Eiffel Technologies Limited.

Ordinary Business

Item 2 – Election of Director

Mr Peter Corfield retires by rotation in accordance with the Company's Constitution and being eligible, offers himself for re-election.

Mr Corfield is 63 years of age. He is a Non-executive Director and has been a Director of the Company since 27 March 1998. He last stood for election on 20 December 2000. Mr Corfield has extensive experience as a chief executive in the successful development, marketing and growth of businesses supplying the food and pharmaceutical industries. He is the managing Director of Oppenheimer Pty Limited.

Item 3 – Election of Director

Dr Ross Macdonald was appointed as a Director by the Board since the last Annual General Meeting and being eligible, offers himself for election.

Dr Ross Macdonald is 45 years of age and a Non-executive Director. He is Vice-President Business Development for Connetics Corporation, a specialty pharmaceutical company focusing on transdermal delivery of pharmaceuticals based in Palo Alto, California. Before joining Connetics he was Vice-President of Research & Development with FH Faulding & Co (now part of Mayne Group Limited) and a former Managing Director of Soltec Research.

Item 4 – Election of Director

Ms Christine Cussen was appointed as a Director by the Board since the last Annual General Meeting and being eligible, offers herself for election.

Ms Cussen is 52 and an Executive Director. She is the Managing Director and Chief Executive Officer of the Company. Her responsibilities also include the international marketing of the Company and the implementation of the local and international investor relations programs.

Ms Cussen is a biochemist with post-graduate qualifications in marketing. She has worked in the pharmaceuticals industry for over 25 years. She was previously Managing Director for Zeneca Pharmaceuticals in Australia and New Zealand. Ms Cussen is a member of the Australian Institute of Company Directors.

Special Business

Item 5 - Issue of ordinary shares and approval for grant of options to Global Markets Capital Corporation

The Board determined that establishing an overseas profile and gaining access to overseas capital markets in particular the USA is an essential part of the Company's development and ultimately its success. In accordance with this policy, the board has retained Global Markets Capital Corporation as a non-exclusive US strategic and corporate advisor to assist in achieving an overseas profile for the Company.

As part of its agreement with the Company, Global Markets Capital Corporation has established a Level One American Depositary Receipt program, completed an Investment Research Report for USA investors, assisted in accessing potential sources of investment in the USA and provided and continues to provide advice in connection with the potential establishment of a NASDAQ listing for the Company's ADRs in the USA.

Shareholders are being asked to approve the issue of ordinary shares and the grant of options over ordinary shares to Global Markets Capital Corporation in lieu of part payment for services provided.

The Directors issued 833,000 fully paid ordinary shares at $0.18 per share on 31 July 2003 to Global Markets Capital Corporation in lieu of part payment for services provided after satisfactory performance of agreed consulting services.

Subject to satisfactory completion of performance obligations the Board grant 900,000 options to Global Markets Capital Corporation each to subscribe for one ordinary fully paid share in lieu of part payment for services provided on the following terms:

1. the exercise price is $0.25 per share;
2. the options will vest immediately;
3. the options must be exercised within 5 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options are not listed.

ASX Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12-month period without shareholder approval. The issue of securities to Global Markets Capital Corporation did not require shareholder approval under Listing Rule 7.1. However, the Board nonetheless seeks subsequent approval of shareholders for the issue of these securities so that the issue to Global Markets Capital Corporation will not be counted in determining whether any future issue of securities will breach the 15% cap contained in this Listing Rule.

The Board believes that it is in the best interests of the Company that it maintain its ability to issue securities in future, so that the Company may take advantage of commercial opportunities as and when they arise.

The Directors of Eiffel recommend that shareholders approve the issue of shares and options on the terms outlined above.

Item 6 and 7- Issue of ordinary shares and grant of options to the Managing Director and Chief Executive Officer

Ms Christine Cussen is the Managing Director and Chief Executive Officer of the Company and a key employee in the ongoing success and commercialisation of the Company's technology.

The Australian Stock Exchange requires, under Listing Rule 10.11, that shareholders approve the grant of securities to a Director.

The Board is also seeking approval under Listing Rule 7.1. Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12 month period without security holder approval. The issue of securities to Christine Cussen does not require security holder approval under Listing Rule 7.1. However, the Board nonetheless seeks approval of shareholders for the issue of these securities so that the issue to Christine Cussen will not be counted in determining whether any future issue of securities will breach the Listing Rule 7.1 discussed above.

The Board considers it appropriate that part of Christine Cussen's remuneration package should be performance based. In this regard and in accordance with the Listing Rules of the ASX, shareholders are being asked to approve the following resolution 6 for the grant of 6,500,000 options each to subscribe for one fully paid ordinary share in the capital of the Company. The options will be granted in three tranches to Christine Cussen:

(a) Tranche 1 - the grant of 1,500,000 options each to subscribe for one share in the capital of the Company as a performance bonus for the year ended 30 June 2003 on the following terms:

1. the exercise price is $0.125 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest immediately;
3. the options must be exercised within 5 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

(b) Tranche 2 - the grant of 2,500,000 options each to subscribe for one share in the Company as an incentive bonus for the 30 June 2004 financial year which vests on satisfactory completion of agreed internal technical performance milestones set by the Board on the following terms:

1. the exercise price is $0.15 per share. The exercise price is referenced to the prevailing market price at the time the remuneration package was negotiated after making allowance for the performance milestones contemplated, the time period to vesting and the expected impact of these events upon the value of the company;
2. the options will vest after 30 June 2004 if the performance milestones are achieved as determined by the Board;
3. the options must be exercised within 5 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising; from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

(c) Tranche 3 - the grant of 2,500,000 options each to subscribe for one share in the capital of the Company as a special achievement incentive bonus for the 18 months to 31 December 2004 which vests on satisfactory completion of agreed revenue performance milestones set by the Board on the following terms:

1. the exercise price is $0.18 per share. The exercise price is referenced to the prevailing market price at the time the remuneration package was negotiated after making allowance for the performance milestones contemplated, the time period to vesting and the impact of these events upon the value of the company;
2. the options will vest after 31 December 2004 if the performance milestones are achieved as determined by the Board;
3. the options must be exercised within 5 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

In accordance with the Listing Rules of the ASX, shareholders are also being asked to approve the following resolution 7 for the issue of 355,000 fully paid ordinary shares in the capital of the Company at $0.10 per share. The shares are issued as a performance bonus of $35,500 for the year ended 30 June 2002. The shares are to be issued to Ms Christine Cussen's superannuation fund. The issue price is based on the prevailing market price at the time the bonus package was agreed.

The performance milestones are internal hurdles related to the development of the Business set by the Board and are fundamental to the success of the Business.

Subject to the approval of shareholders, these securities will be issued not more than one month after the date of this meeting.

Item 8 - Grant of options to the Chief Operating Officer

Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12 month period without security shareholder approval. The issue of securities to Doctor Pascal Hickey does not require security shareholder approval under Listing Rule 7.1. However, the Board nonetheless seeks approval of

shareholders for the issue of these securities so that the issue to Dr Hickey will not be counted in determining whether any future issue of securities will breach the 15% cap provided by Listing Rule 7.1.

Dr Hickey joined the Company on 1 October 2003 as Chief Operating Officer. He has over 10 years experience in international pharmaceutical research and development. He was previously Group Head, Preclinical Development for PowderJect Technologies now Chiron Corporation (UK).

The Board considered it critical to attract a high calibre applicant to the position with international experience. The Board also considered it appropriate that in part his remuneration package should be performance based. In this regard and for the purposes of Listing Rule 7.1, shareholders are being asked to approve the following issue of 2,000,000 options to Dr Hickey. The options will be granted in two tranches:

(a) Tranche 1 - the grant of 1,000,000 options each to subscribe for one share in the capital of the Company at commencement on the following terms:

1. the exercise price is $0.15 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest immediately;
3. the options must be exercised within 3 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

(b) Tranche 2 - the grant of 1,000,000 options each to subscribe for one share in the capital of the Company as a performance bonus for the 30 June 2004 financial year which vest on satisfactory completion of agreed internal technical performance milestones set by the Board on the following terms:

1. the exercise price is $0.15 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest after 30 June 2004 on the performance milestones being achieved as determined by the Board;
3. the options must be exercised within 3 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

The performance milestones are internal hurdles related to the development of the Business set by the Board and are fundamental to the success of the Business.

Subject to the approval of shareholders, these securities will be issued not more than one month after the date of this meeting.

The Board believes that it is in the best interests of the Company that it maintain its ability to issue securities in future, so that the Company may take advantage of commercial opportunities as and when they arise.

Item 9 - Grant of options to Professor Neil Foster

Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12-month period without shareholder approval. The issue of securities to Professor Foster does not require security shareholder approval under Listing Rule 7.1. However, the Board nonetheless seeks approval of shareholders for the issue of these securities so that the issue to Professor Foster will not be counted in determining whether any future issue of securities will breach the 15% cap in provided by Listing Rule 7.1.

Professor Foster is the Technical Director of the Company's research program and among the world leaders in Supercritical Fluid research.

The Board considers it appropriate that part of his remuneration package should be performance based. In this regard and for the purposes of Listing Rule 7.1, shareholders are being asked to approve the following issue of 1,000,000 options to Professor Foster. The options will be granted in two tranches:

(a) Tranche 1 - the grant of 500,000 options each to subscribe for one share in the capital of the Company as a incentive bonus for the 30 June 2004 financial year which vests on satisfactory completion of agreed technical performance milestones set by the Board on the following terms:

1. the exercise price is $0.15 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest by 30 June 2004 on the performance milestones being achieved as determined by the Board;
3. the options must be exercised within 3 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

(b) Tranche 2 - the grant of 500,000 options each to subscribe for one share in the capital of the Company as a incentive bonus for the 30 June 2005 financial year which vests on satisfactory completion of agreed technical performance milestones set by the Board on the following terms:

1. the exercise price is $0.15 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest by 30 June 2005 on the performance milestones being achieved as determined by the Board;
3. the options must be exercised within 3 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

Subject to the approval of shareholders, these securities will be issued not more than one month after the date of this meeting.

The performance milestones are internal hurdles related to the development of the Business set by the Board and are fundamental to the success of the Business.

The Board believes that it is in the best interests of the Company that it maintain its ability to issue securities in future, so that the Company may take advantage of commercial opportunities as and when they arise.

Item 10 - Grant of options to Hubert Regtop

Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12-month period without shareholder approval. The issue of securities to Hubert Regtop does not require security shareholder approval under Listing Rule 7.1. However, the Board nonetheless seeks approval of shareholders for the issue of these securities so that the issue to Hubert Regtop will not be counted in determining whether any future issue of securities will breach 15% cap provided by Listing Rule 7.1.

Hubert Regtop is the Research Director of the Company's research program and among the world leaders in Supercritical Fluid research.

The Board considers it appropriate that part of his remuneration package should be performance based. In this regard and for the purposes of Listing Rule 7.1, shareholders are being asked to approve the following issue of 1,000,000 options to Hubert Regtop. The options will be granted in two tranches:

(a) Tranche 1- the grant of 500,000 options each to subscribe for one share in the capital of the Company as a incentive bonus for the 30 June 2004 financial year which vests on satisfactory completion of agreed technical performance milestones set by the Board on the following terms:

1. the exercise price is $0.15 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest by 30 June 2004 on the performance milestones being achieved as determined by the Board;
3. the options must be exercised within 3 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

(b) Tranche 2 - the grant of 500,000 options each to subscribe for one share in the capital of the Company as a incentive bonus for the 30 June 2005 financial year which vests on satisfactory completion of agreed technical performance milestones set by the Board on the following terms:

1. the exercise price is $0.15 per share. The exercise price is based on the prevailing market price at the time the remuneration package was negotiated;
2. the options will vest by 30 June 2005 on the performance milestones being achieved as determined by the Board;
3. the options must be exercised within 3 years of granting;
4. the options carry no voting rights and the entitlement to the shares arising from the options will be adjusted to take account of any changes to the capital structure of the Company; and
5. the options will not be listed.

Subject to the approval of shareholders, these securities will be issued not more than one month after the date of this meeting.

The performance milestones are internal hurdles related to the development of the Business set by the Board and are fundamental to the success of the Business.

The Board believes that it is in the best interests of the Company that it maintain its ability to issue securities in future, so that the Company may take advantage of commercial opportunities as and when they arise.

Item 11 - Approval of issue of ordinary shares to the Estate of deceased Directors

Samuel Quigley served as a Director of the Company from 7 February 2000 until his death on 6 September 2002. William Bytheway served as a Director from 7 February 2000 until his death on 25 June 2002. Both Directors deceased during their tenure as Directors of the Company.

During the period in which Samuel Quigley and William Bytheway served as Directors of the Company, they made significant contributions to the restructuring of the company, including the exit from pharmaceutical manufacturing to the development and commercialisation of Supercritical Fluid technology.

In recognition of their contribution and in lieu of the payment of any retirement allowance the board considered it appropriate to issue ordinary shares to the Estates of the deceased Directors. The Estates of Samuel Quigley and William Bytheway were issued 250,000 and 150,000 ordinary shares respectively at a price of $0.15 per share on 6 August 2003. The issue price was based upon the prevailing market price at the time of the Board's decision.

The Board is seeking approval under the Listing Rules for the issue of securities. Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12-month period without shareholder approval. The issue of securities to both the Estates of Samuel Quigley and William Bytheway does not require shareholder approval under Listing Rule 7.1. However, the Board nonetheless seeks subsequent approval

of shareholders under Listing Rule 7.4 for the issue of these securities so that the issue to both the Estates of Samuel Quigley and William Bytheway will not be counted in determining whether any future issue of securities will breach the 15% cap provided by Listing Rule 7.1.

Item 12 - Issue of ordinary shares to Professor Robert Langer

Listing Rule 7.1 essentially provides that the Company must not issue more than 15% of its issued capital in any 12-month period without shareholder approval. The issue of securities to Professor Langer does not require shareholder approval under Listing Rule 7.1. However, the Board nonetheless seeks approval of shareholders for the issue of these securities so that the issue to Professor Langer will not be counted in determining whether any future issue of securities will breach the 15% cap provided by Listing Rule 7.1.

Professor Langer is a member of the Company's Scientific Advisory Board. He is Professor of Chemical Engineering at the Massachusetts Institute of Technology and the Chairman of the US Food and Drug Administrations highest advisory board, the Science Board.

As part of his role on the Scientific Advisory Board of Eiffel Professor Langer has provided consulting services. The Board has agreed that part of his consultancy fees would be met by the issue of ordinary fully paid shares in lieu of payment of those fees.

The board is proposing to issue 423,984 ordinary shares at a price of $0.175 per share in lieu of consulting fees to the value of $74,197.

Subject to the approval of shareholders, these securities will be issued not more than one month after the date of this meeting.

Appendix 4E

Preliminary Final Report for the Year ended 30 June 2003

Eiffel Technologies Limited ABN 96 072 178 977

Results for announcement to the Market

Result	Change			Amount $
Revenue from ordinary activities	up	279.7%	to	648,555
Loss from ordinary activities after tax attributable to members	up	128.7%	to	4,877,935
No dividends are proposed				
The group loss for the year included one-off re-organisation expenses of $1,063,094				

1. Commentary on Results for the Year

Highlights for the financial year included a successful capital raising of $6,161,263 net of issue costs and receipt of $2,725,000 representing the balance of most of the outstanding proceeds from the sale of the manufacturing operation to Cottee Health. This enabled acceleration of the Company's research and commercialisation activities into Supercritical Fluid Technologies. Furthermore, as announced earlier today the Company has been granted R & D Start Grant Federal Government funding of $2.2 million over three years to investigate reengineering of pharmaceuticals.

In addition, the Company signed a contract with a major pharmaceutical company for further tests, announced an agreement with a large drug delivery company to develop an inhaled insulin and signed 3 collaborative agreements with international pharmaceutical companies. The Company also established an international scientific advisory panel comprising eminent international scientists in the USA and UK.

(a) Financials

Revenues included $262,163 ATO research development tax concession rebate for the year ended 30 June 2002.

The loss for the year of $4,877,935 was within budget and included one-off reorganisation expenses of $1,063,094.

Details of the key financial results include –

	Total for Year	Increase over Prior Year
Research & development expenditure, excluding research management salaries	$1,351,309	86% increase
Capital expenditure	$724,370	153% increase
Closing cash on hand	$4,939,868	-

The accelerated research strategy included acquisition of 100% control of the Company's 75% owned subsidiary company, Eiffel Research & Development Pty Ltd, the Company's Supercritical Fluids research and commercialisation vehicle in December 2002. This was achieved through the purchase of Pharmaceutical Technologies Pty Ltd, which held the balance (25%) of the shares in Eiffel Research & Development Pty Ltd. The purchase price of $500,000 is to be paid in instalments to the shareholders (Professor Neil Foster and Mr Hubert Regtop) of Pharmaceutical Technologies Pty Ltd who have become full-time employees of the Company.

2. Research and Commercial Achievements

The accelerated research and commercial activities have allowed the Company to be better placed to respond to the demand for the technology amongst the international pharmaceutical and drug delivery industries.

a) International Pharmaceutical Agreements

The Company has also made excellent progress with the international marketing and commercialisation of its technology and in the last year has signed 5 new agreements with international pharmaceutical companies which are summarized below:-

Major Pharmaceutical Company – Research Agreement - April 2003
Aradigm Corporation – Inhalational Drug Delivery – April 2003
Oriel Therapeutics – Research Agreement in Asthma - July 2003
Meridica - Research Agreement in Asthma – August 2003
Large Drug Delivery Company – Inhalable Insulin September 2003

These agreements build upon those signed by the Company in the previous year and assist the early commercialisation of the Company's technology. Eiffel's ability to supply research quantities of re-engineered material to clients has improved in the last 12 months following the opening of the new research laboratory. Research work under the recently signed agreements is progressing with interim results on several of the agreements expected by early 2004. The Company is currently in discussion with other pharmaceutical companies and expects to announce further agreements over the coming 12 months.

b) Research Strategy

The Company's research strategy has two components:-

- Internal research to produce Eiffel Developed Products which will be new forms of currently approved drugs
- External research where the research is funded by Collaborators or Third Parties

Over the past 12 months, the Company has successfully reengineered several Eiffel Developed Products. Details of the research progress with each of these products are summarized below:-

(i) Eiffel Developed Products - Successful Reengineering and Product Development

Diabetes-Insulin Reengineering, Formulation and Pre-Clinical Development
The Company has made significant progress in the reengineering and formulation of Insulin and is currently repeating earlier preclinical studies, with further dose ranging animal studies to be completed by end 2003, with the Company expecting to commence clinical trials in early 2004.

Anti-Inflammatory Disease - 2 Drugs Successfully Reengineered and Formulated
This is a new area of research with the Company successfully reengineering and changing the form of 2 currently approved pharmaceutical compounds with one of the products now progressing to invitro studies prior to commencing preclinical studies in early 2004. This research work has resulted in the filing of new intellectual property around the application of one of Eiffel's Supercritical Fluid processes.

Asthma- Reengineering and Formulation of 1 Drug
This is another new area of research with the Company optimising Supercritical Fluid processes to produce reengineered nano sized drug that will then undergo formulation and testing in a range of inhalable devices for delivery of drug to the lung.

Cardiovascular Disease - Reengineering of 1 Drug
This is a further new area of research with the Company producing nanosized drug, which will progress to preclinical trials by mid 2004.

Antibiotic/Immunosuppressant - Reengineering and Formulation of 2 Drugs
Further research work has been undertaken to optimize the reengineering and formulation of an antibiotic and immunosuppressant to assist with oral, inhalable and transdermal delivery of both drugs.

In addition to the research work on each of these Eiffel Developed Drugs, the Company has also finalised the target drugs that will be reengineered over the next 2 years. Reengineered forms of each of these drugs will undergo both preclinical and clinical testing prior to out licensing Eiffel's intellectual property to pharmaceutical and drug delivery companies. Eiffel's inhouse research will focus on improving forms of currently approved drugs in high value market segments, including asthma, diabetes, antivirals, antifungals, antimigraine and cardiovascular drugs with the Company having the objective of reengineering one new drug every 6 months.

3. Collaborator Research

Details of the Collaborator Research are summarized in Section 2(a) of this commentary.

4. Research Alliances

In the last 12 months, Eiffel Technologies has formed strategic research alliances with the Ian Wark Institute in Adelaide and the Centre for Pharmaceutical Research, School of Pharmaceutical, Molecular and Biomedical Sciences, University of South Australia to assist with the formulation and preclinical development of Eiffel Developed Drugs over the next 2 years.

5. Scientific Advisory Panel

Eiffel's Scientific Advisory Panel met for the first time in November 2002 and since then have provided quarterly advice on our research progress as well as feedback on technological developments within the international pharmaceutical and drug delivery industries. Eiffel will continue to receive ongoing advice from this group of eminent scientists over the forthcoming year.

6. UNSW Research Facility and Manufacturing Scale Up

The research facility at the University of NSW has made significant progress towards achieving a GMP licence to produce reengineered drugs using supercritical fluid technologies. The Therapeutic Goods Administration completed an audit of the facility in June 2003 with the Company expecting to receive its GMP license in October 2003. To the best of our knowledge this will be the few facilities in both Australia and the Asia Pacific region to have a license to process pharmaceutical products using Supercritical Fluid Technologies.

The Company has also made good progress with scaling up the Technology and in the last 12 months has devoted a lot of its research effort to in-house modification of two of the Supercritical Fluid processes to optimize scale up and collection of nano sized reengineered particles. The Company has nominated a preferred site for the scaled-up operation and is in advanced discussions regarding the planning and procurement of the facility and is on track to have scaled-up premises in place by mid 2004.

7. Intellectual Property

Eiffel has six patents with the most advanced recently progressing to the national phase in major international markets. In addition to this, Eiffel has filed two more international patent

applications and two provisional patent applications around its four Supercritical Fluid Particle reengineering processes which will progress to international filing and examination by mid 2004. Eiffel believes it is one of the few players to have research capability to apply all four Supercritical Fluid processes to the reengineering of a wide range of pharmaceutical compounds. Eiffel will continue with its strategy to build its intellectual property portfolio over the coming years. In addition to the Company's intellectual property and trademarks, the Company has significant know how, and research experience with Professor Foster and his research team effectively having over 50 years experience in Supercritical Fluid pharmaceutical re-engineering.

8. Cash

Whilst the Company has adequate cash reserves to support its current operation, it has capacity to do further share placements, if required to support further acceleration of its research and commercial activities.

Mindful that the Company may need to raise additional capital to complete scale-up and commercialisation of its Supercritical Fluid technology, the Board appointed Global Markets Capital of New York as advisors for the purpose of registering for the American Depositary (ADR) program. A successful ADR registration will enable the Company's shares to be traded over the counter in the United States of America as a forerunner to a possible NASDAQ listing. The results include $194,824 of costs relating to this initiative.

9. Other Significant Information

a) **PAM Settlement**
As confirmed in the half-year announcement, the Company has largely finalised settlement of the contract of sale of its pharmaceutical manufacturing subsidiary Pharmaction Manufacturing Pty Limited. Of the total amount receivable of $4,123,699, $3,874,706 including interest of $174,706 has been received. Whilst Pharmaction Manufacturing Pty Limited continued to pay remaining loan instalments including interest until August 2, 2003, it has recently been put into administration and the Board of Eiffel Technologies Limited have adopted a conservative view by fully providing against the balance of the debt, notwithstanding that the debt is secured by a charge over specific pieces of plant and equipment.

b) **Share Issues**
Details of the share issues made during the year are set out in Note 16 in the attached financial statements.

10. Audit in Process

The accounts are in the process of being audited.

Thomas J. Hartigan
Chairman of the Board
Eiffel Technologies Limited

Date: September 12, 2003

Consolidated statement of financial performance
Year ended 30 June 2003

	Note	Current Period $	Previous Corresponding Period $
Revenue			
Fees from Supercritical Fluid activities		31,743	144,845
Royalties (non Supercritical Fluid)		34,142	25,491
Research & development tax concession rebate	2	262,163	0
Interest earned	3	316,116	448
Other		4,391	0
Total revenue from ordinary activities		648,555	170,784
Research expenses	4	(1,351,309)	(727,522)
Employee expenses		(996,407)	(451,020)
Corporate & commercialisation expenses	5	(1,749,438)	(1,203,428)
Borrowing costs	6	(48,792)	(144,210)
Depreciation & amortisation expenses		(129,950)	(4,925)
Amortisation of goodwill	18	(187,500)	0
Reorganisation expenses	7	(1,063,094)	(111,991)
Loss from ordinary activities before related income tax revenue		(4,877,935)	(2,472,312)
Income tax revenue attributable to ordinary activities		0	0
Net loss		(4,877,935)	(2,472,312)
Net loss attributable to outside equity interests		0	339,505
Net loss attributable to members of the company		(4,877,935)	(2,132,807)
Total changes in equity other than those relating from transactions with members as shareholders		(4,877,935)	(2,132,807)

The accompanying notes form part of these financial statements.

Consolidated statement of financial position
As at 30 June 2003

Current assets			
Cash assets	8	4,939,848	879,062
Receivables	9	530,225	2,115,955
Inventories		41,974	32,000
Other assets	10	122,400	29,066
Total current assets		5,634,447	3,056,083
Non-current assets			
Receivables	9	0	1,123,699
Property, plant and equipment		938,285	343,865
Other financial assets	11	25,977	20,359
Other assets	10	308,337	0
Goodwill on consolidation	18	312,475	0
Total non-current assets		1,585,074	1,487,923
Total assets		7,219,521	4,544,006
Current liabilities			
Payables	12	1,270,266	690,469
Loans payable	18	250,000	0
Interest bearing liabilities	13	0	2,837,380
Provisions		61,600	25,047
Total current liabilities		1,581,866	3,552,896
Non-current Liabilities			
Loans payable	18	62,500	0
Total non-current liabilities		62,500	0
Total liabilities		1,644,366	3,552,896
Net assets		5,575,155	991,110
Equity			
Contributed equity	14	29,436,289	20,467,876
Accumulated losses	15	(23,861,134)	(18,983,198)
Parent entity interest		5,575,155	1,484,678
Outside equity interest		0	(493,568)
Total equity		5,575,155	991,110

The accompanying notes form part of these financial statements.

Consolidated statement of cash flows
Year ended 30 June 2003

Cash flows from operating activities			
Receipts from customers		59,579	246,694
Payments to suppliers and employees		(4,100,681)	(2,807,219)
Interest received		299,453	0
Borrowing costs		(84,578)	(135,888)
Net cash used in operating activities	8	(3,826,227)	(2,696,413)
Cash flows from investing activities			
Purchase of property, plant & equipment		(724,370)	(286,248)
Amounts received under contract of sale -			
Pharmaction Manufacturing Pty Limited	9	2,725,000	1,000,000
Net cash provided by investing activities		2,000,630	713,752
Cash flows from financing activities			
Proceeds from the issue of shares, net of issue costs	16	6,161,263	2,113,775
Repayment of borrowings		*(274,880)*	*(208,777)*
Net cash provided by financing activities		5,886,383	1,904,998
Net increase (decrease) in cash held		4,060,786	(77,663)
Cash - beginning of financial year		879,062	956,725
Cash - end of financial year	8	4,939,848	879,062

The accompanying notes form part of these financial statements.

Notes to the consolidated financial statements
Year ended 30 June 2003

		Current Period $	Previous Corresponding Period $
1	**Financial performance indicators**		
	Cents per ordinary share		
	Basic earnings (loss)	(3.20)	(2.24)
	Diluted earnings (loss)	(3.20)	(1.66)
	Dividends	0.00	0.00
	Net tangible asset backing	2.72	0.94
	Ratios		
	Loss from ordinary activities before tax - % revenue	(752.1)	(1,447.6)
	Net loss attributable to members - % equity	(87.5)	(143.7)
2	**Research & development tax concession rebate**		
	Year ended June 30, 2002	262,163	0
	The concession rebate for the year ended June 30, 2003 has not yet been claimed. The rebate, if any, will be brought to account when confirmed.		
3	**Interest earned**		
	Contract of sale - Pharmaction Manufacturing Pty Limited	174,706	0
	Bank deposits	138,877	0
	Other	2,533	448
		316,116	448
4	**Research & development expense**		
	Contract research centre (UNSW) fees & charges	886,018	421,657
	Subcontractors, consultants & materials	302,432	194,035
	Other	162,859	111,830
		1,351,309	727,522
5	**Corporate & commercialisation expenses**		
	Consultants including legal & patent attorney costs	305,748	230,852
	Compliance costs	204,547	116,965
	International travel & promotion	164,882	125,166
	Corporate advisory (Global Markets Capital)	194,824	0
	International advisory panel	124,695	21,275
	Corporate, board, insurance & other costs	754,742	709,170
		1,749,438	1,203,428
6	**Borrowing costs**		
	Convertible note interest	47,862	136,231
	Other	930	7,979
		48,792	144,210
7	**Reorganisation expenses**		
	Costs associated with acquiring 100% ownership of Eiffel Research & Development Pty Ltd		
	- Legal & other costs	210,909	0
	- Losses previously attributable to minority interests	493,594	0
		704,503	0
	Costs associated with realisation of the amount owed by former subsidiary company Pharmaction Manufacturing Pty Ltd		
	- Forgiveness of debt	123,699	0
	- Provision for doutful debts	275,000	0
	- Sale finalisation costs (written back)	(40,108)	111,991
		358,591	111,991
		1,063,094	111,991

Notes to the consolidated financial statements
Year ended 30 June 2003

		Current Period $	Previous Corresponding Period $
8	**Reconciliation of cash**		
	Cash on hand and at bank	648,462	879,062
	Cash at bank on short term deposit	4,291,386	
		4,939,848	879,062
	Cash flow information		
	Loss from ordinary operations after income tax	(4,877,935)	(2,472,312)
	Non-cash flows		
	Depreciation	129,950	4,925
	Doubtful debts	275,000	0
	Debt forgiveness	123,699	0
	Losses attributable to minority interests	493,594	0
	Other non-cash items	54,065	5,495
		1,076,308	10,420
	Rent paid in advance	(208,337)	0
	Changes in assets & liabilities		
	Trade & other debtors	(15,571)	(35,709)
	Other assets	(407,289)	4,291
	Inventories	(9,974)	(32,000)
	Trade creditors & accruals	580,018	(190,150)
	Provisions	36,553	19,047
		183,737	(234,521)
	Cash flows used in operations	(3,826,227)	(2,696,413)
9	**Receivables**		
	Current		
	Contract of sale - Pharmaction Manufacturing Pty Limited (secured)	275,000	2,000,000
	Provision for doubtful debts	(275,000)	0
	Australian Taxation Office	262,163	0
	Other	268,062	115,955
		530,225	2,115,955
	Non-current		
	Contract of sale - Pharmaction Manufacturing Pty Limited (secured)	0	1,123,699
		530,225	3,239,654

Pharmaction Manufacturing Pty Ltd - Summary

Original Debt	4,123,699
Received - October 2001	(1,000,000)
Received - December 2002	(2,700,000)
Received since	(25,000)
Amount forgiven	(123,699)
Balance outstanding	275,000

A charge is held over specific manufacturing plant and equipment owned by Pharmaction Manufacturing Pty Limited to secure the balance of the debt. Following advice that Pharmaction Manufacturing Pty Limited was put into Aministration pursuant to Section 436A of the Corporations Act 2001 on Augst 26, 2001 the Board of the Company have decided to fully provide for debt as doubtful.

Notes to the consolidated financial statements
Year ended 30 June 2003

	Current Period $	Previous Corresponding Period $
10 Other assets		
Current		
Prepaid rent	100,000	
Other	22,400	29,066
	122,400	29,066
Non-current		
Prepaid rent	308,337	0
	430,737	29,066
11 Other financial assets		
Non-current		
Money in restricted overseas bank account	25,977	20,359
	25,977	20,359
12 Payables		
Trade and other payables	863,167	450,559
Other accruals		
- Annual report & compliance costs	133,856	99,910
- Consultancy fees through share issues	213,243	0
- Directors retirement allowances through share issues	60,000	0
- Pharmaction sale costs		140,000
	1,270,266	690,469
13 Interest bearing liabilities		
Convertibe note (secured)	0	2,750,000
The convertible note of $ 2,750,000 was converted to 25,000,000 ordinary shares at $ .11 per ordinary share in November 2002.		
Other	0	87,380
	0	2,837,380
14 Equity		
Balance - start of year	20,467,876	18,354,101
New issues (note 16)	8,968,413	2,113,775
	29,436,289	20,467,876
15 Accumulated losses		
Balance - start of year	(19,983,198)	(16,850,391)
Net loss attributable to members	(4,877,935)	(3,132,807)
	(24,861,133)	(19,983,198)

Notes to the consolidated financial statements
Year ended 30 June 2003

16 Share issues

Issues during the year	Date	Price (cents)	Number of Shares	Amount
Placement	21/11/02	0.12	30,663,333	3,336,945
Rights issue	22/02/03	0.10	32,163,265	2,824,318
				6,161,263
Convertible note conversion	23/10/02	0.11	25,000,000	2,750,000
Bonus to Chief Executive Officer	23/12/02	0.15	381,000	57,150
Total issued			88,207,598	8,968,413
Balance - start of year			105,152,993	20,467,876
Balance - end of year			193,360,591	29,436,289

The proceeds for the placement and the rights issue are net of issue costs.

17 Options to purchase ordinary shares

	Grant Date	Expiry Date	Price Cents	Number of Options
Granted during year				
Vested				
Jagen Pty Ltd (*)	23/10/02	23/10/07	0.25	25,000,000
Jagen Pty Ltd	21/11/02	20/11/02	0.25	3,000,000
Pelorus Australia Pty Ltd	18/12/02	17/12/06	0.25	500,000
				28,500,000
Not vested				
Executives	18/12/02	17/12/05	0.25	3,500,000
Total				32,000,000

Reconciliation of options	
Balance - start of year	
Vested	3,500,000
Not vested	1,000,000
	4,500,000
Granted & vested during year	28,500,000
Granted but not vested during year	3,500,000
Lapsed during year	(4,500,000)
Balance - end of year	32,000,000

Outstanding options	Grant Date	Expiry Date	Price Cents	Number of Options
Vested	20/12/00	19/06/04	0.25	500,000
Vested	20/12/00	19/12/04	0.25	500,000
Vested	02/03/02	1/03/05	0.25	2,000,000
Vested	20/12/01	19/12/04	0.25	500,000
Vested	23/10/02	23/10/07	0.25	25,000,000
Vested	21/11/02	20/11/02	0.25	3,000,000
Vested	18/12/02	17/12/06	0.25	500,000
				32,000,000

Options granted during the year were approved by shareloders at last year's Annual General Meeting and at the Extraordinary General Meeting held in November 2002.

* Jagen Pty Ltd, a major shareholder, held a convertible note which was converted to ordinary shares on October 23, 2002. Under the terms of the convertible note agreement Jagen Pty Ltd was entitled to a grant of 25,000,000 options upon conversion of the note.

Notes to the consolidated financial statements
Year ended 30 June 2003

18 100% Control of Eiffel Research & Development Pty Ltd

In November 2002 the company obtained shareholder approval to acquire the remaining 25% of the shares in Eiffel Research & Development Pty Ltd (a 75% owned subsidiary company) that it did not own. The shares were acquired through the purchase of Pharmaceutical Technologies Pty Ltd the holder of the shares for the sum of $ 500,000 to be paid in instalments through to August 2004, resulting in a short term loan payable of $ 250,000 and a long term loan payable of $ 62,500 as at June 30, 2003.

As a result of the acquisition the company secured the full time services of the company's personnel Professor Neil Foster and Mr Hubert Regtop, experts in the field of Supercritical Fluid Technologies and biochemistry respectively.

The acquisition resulted in goodwill on consolidation of $ 500,000 which is attributed to the value of the intellectual property brought to the group by Professor Foster and Mr Regtop which is being amortised over two years. Amortisation to date is $ 187,500.

19 Control over entitis having material effect

As noted above the company acquired the following company during the year -
Pharmaceutical Technologies Pty Ltd (ABN 96 081 393 473)
The company has not operated since it was acquired and did not have any net assets at the time of acquisition.

20 Segment reporting

The company operates in the one business segment ie. research and commercialisation of Supercritical Fluid technologies for the purpose of reengineering of establised drugs to improve bioavailability and enhance performance.

24 November 2003

File No. 82-34747

By Facsimile: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting
EIFFEL TECHNOLOGIES

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Election of Director - Peter Corfield

❑ Votes where the proxy directed to vote 'for' the motion	16,755,102
❑ Votes where the proxy was directed to vote 'against' the motion	273,339
❑ Votes where the proxy may exercise a discretion how to vote	65,922,553

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 280,780

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Election of Director - Dr Ross Macdonald

❑ Votes where the proxy directed to vote 'for' the motion	16,847,687
❑ Votes where the proxy was directed to vote 'against' the motion	194,754
❑ Votes where the proxy may exercise a discretion how to vote	65,908,553

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 280,780

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Election of Director - Christine Cussen

❑ Votes where the proxy directed to vote 'for' the motion	16,821,653
❑ Votes where the proxy was directed to vote 'against' the motion	216,748
❑ Votes where the proxy may exercise a discretion how to vote	65,908,553
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	284,820

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of ordinary shares and grant of options to Global Markets Capital Corporation

❑ Votes where the proxy directed to vote 'for' the motion	14,940,212
❑ Votes where the proxy was directed to vote 'against' the motion	1,511,256
❑ Votes where the proxy may exercise a discretion how to vote	1,189,715
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	58,379

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Grant of options to the Managing Director and Chief Executive Officer

❑ Votes where the proxy directed to vote 'for' the motion	14,788,752
❑ Votes where the proxy was directed to vote 'against' the motion	2,519,441
❑ Votes where the proxy may exercise a discretion how to vote	1,189,715
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	92,254

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of ordinary shares to the Managing Director and Chief Executive Officer

❑	Votes where the proxy directed to vote 'for' the motion	14,546,835
❑	Votes where the proxy was directed to vote 'against' the motion	2,742,358
❑	Votes where the proxy may exercise a discretion how to vote	1,189,715

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 88,254

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Grant of options to the Chief Operating Officer

❑	Votes where the proxy directed to vote 'for' the motion	14,798,844
❑	Votes where the proxy was directed to vote 'against' the motion	2,471,099
❑	Votes where the proxy may exercise a discretion how to vote	1,218,115

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 79,104

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Grant of options to Professor Neil Foster

❑	Votes where the proxy directed to vote 'for' the motion	14,741,487
❑	Votes where the proxy was directed to vote 'against' the motion	2,358,710
❑	Votes where the proxy may exercise a discretion how to vote	1,218,115

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 93,850

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Grant of options to Hubert Regtop

- ❑ Votes where the proxy directed to vote 'for' the motion — 14,689,863
- ❑ Votes where the proxy was directed to vote 'against' the motion — 2,417,935
- ❑ Votes where the proxy may exercise a discretion how to vote — 1,218,115

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was — 266,249

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of ordinary shares to the estate of deceased Directors

- ❑ Votes where the proxy directed to vote 'for' the motion — 14,580,580
- ❑ Votes where the proxy was directed to vote 'against' the motion — 2,725,309
- ❑ Votes where the proxy may exercise a discretion how to vote — 1,189,715

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was — 96,558

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of ordinary shares to Professor Robert Langer

- ❑ Votes where the proxy directed to vote 'for' the motion — 14,904,435
- ❑ Votes where the proxy was directed to vote 'against' the motion — 2,248,109
- ❑ Votes where the proxy may exercise a discretion how to vote — 1,189,715

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was — 249,903

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Dated this 24th day of November 2003

Tim Kelsey
Company Secretary

ASX:EIF

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited

Annual General Meeting

Ms Christine M Cussen
Managing Director

24 November 2003

File No. 82-34747

Contents

EIFFEL TECHNOLOGIES

Our Technology Platform

EIFFEL TECHNOLOGIES

Supercritical Fluid Technologies


12 micron

Drug produced not using SCF


0.1 micron

Drug produced using Eiffel's SCF Technology

Reduction of drug particle size by 1,000

Benefits of Supercritical Fluids

EIFFEL TECHNOLOGIES

- Extension of Patent Life of Drugs
- More Convenient Drug Delivery
  - Transdermal, Inhaled, Oral, Injectable
- Improved Drug Absorption

Market Opportunities – Large & Growing

EIFFEL TECHNOLOGIES

Extend Patent Life of Drugs	*US$60B Coming Off Patent in Next 5 Years*
More Convenient Drug Delivery	*Drug Delivery Market US$60-70B*
Improved Drug Performance	*50% of Approved Drugs (US$200B)*

Dual Focus Business Strategy

EIFFEL TECHNOLOGIES

Existing Drugs

Improved Performance & Delivery Of Drugs for 3rd Parties	Eiffel In-house Drug Development

Revenue Streams

Research & Licensing Payments Royalties	Licensing Payments Royalties

Eiffel's 3rd Party Focus

EIFFEL TECHNOLOGIES

Drug Technology Platform

↓

Enhanced Performance & Delivery of Drugs for 3rd Parties

Revenue Streams

↓

Feasibility & Licensing Payments

Royalties

International Agreements – 2003

EIFFEL TECHNOLOGIES

- Major Pharmaceutical Company
  - *Research Collaboration*
- US Based Pharmaceutical Company
  - *Inhaled Insulin*
- Mid Sized Drug Delivery Company
  - *Transdermal Insulin*
- Amarin Corporation
  - *Oral Drug Delivery*
- Oriel Therapeutics
  - *Asthma, Inhalational Drug Delivery*
- Meridica
  - *Asthma, Inhalational Drug Delivery*

Further Validation Of Our Technology

Commercial Achievements – 2003

EIFFEL TECHNOLOGIES

- Successful Capital Raisings – $A6.9M
- $2.75M Convertible Note Converted to Equity
- Securing START Grant – $A2.125M Over 3 Years
- 7 Patent Families – Most Advanced at International Examination
- Progress with US Investor Relations Programme

Eiffel's In-house Development

EIFFEL TECHNOLOGIES


Drug Technology Platform
In-house
Drug Development
Revenue Streams
Licensing Payments
Royalties

Eiffel's In-house Development – 2003

EIFFEL TECHNOLOGIES

- Insulin Animal Trials, 3x More Effective (Diabetes Market US$6.6B)
- Two Asthma Drugs Reengineered (Market Size US$8-10B)
- Anti-Inflammatory Drug Reengineered (Market Size US$7-8B)
- Additional Research With Other Drugs Funded From START Grant

Other Achievements – 2003

EIFFEL TECHNOLOGIES

- Appointment of Chief Operating Officer
- Facility External to University for Scaled Up Operations
- New Research Alliances – Ian Wark Institute, Pharmaceutical Research Centre, Adelaide
- Ongoing Research Alliance – UNSW

Existing Capital Structure

EIFFEL TECHNOLOGIES

Shares on Issue	193M
Unlisted Options	32M
Market Cap	A$27M (based on 14 cent share price)
Cash	A$4.1M
R&D START Grant	A$2.125M
No Debt	
Major Shareholders	Jagen (31%), QIC (4.96%)

November 2003

Future Milestones

EIFFEL TECHNOLOGIES

- Additional Pharmaceutical & Drug Delivery Agreements
- Further Progress with In-house Drug Development
- Complete Dose Ranging Insulin Pre-Clinical Studies – Early 2004
- Scaled Up Facility, Operational – Mid 2004
- Filing & Granting of Further International Patents
- Implementation of US Investor Relations Programme

In Summary

EIFFEL TECHNOLOGIES

- Dual Business Focus
  - Licensing Agreements with 3rd Parties
  - Drugs Developed In-house
- Research Targets – High Value Existing Drugs
  - Quicker & Cheaper To Market Than New Drugs
- Platform Technology
  - Applicability Across Spectrum Of Drugs
- International Recognition & Technology Validation
  - Research Collaborations & Insulin Animal Trial Results

ASX:EIF

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited

Enhancing Drug Performance & Delivery

www.eiffeltechnologies.com.au

24 November 2003

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited

ABN 96 072 178 977

ASX Half-year information – 31st December 2003

Lodged with the ASX under Listing Rule 4.2A

Contents

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000
Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
www.eiffeltechnologies.com.au

Eiffel Technologies Limited
Half year ended 31 December 2003
(Previous corresponding period: Half – year ended 31 December 2002)

Results for announcement to the market

				$
Revenue from ordinary activities	Increased by	80%	to	383,995
Loss from ordinary activities after tax attributable to members	Decreased by	12%	to	2,141,652
Net loss for the period attributable to members	Decreased by	12%	to	2,141,652

Explanation of revenue
Revenue consists predominantly of Federal Government Grants, Royalty fees and interest income, the major additional contribution between the periods was the receipt of funds from the R&D START Grant.

Explanation of Net loss
The loss recorded was in line with Directors and Management expectations taking into account the increased research and development activity undertaken between the periods and the implementation of phase one of scale up at a facility external to the University of New South Wales.

Dividends/Distributions
Eiffel Technologies Limited does not propose to pay any dividends for the half year ended 31 December 2003

Supplementary Appendix 4D information

	2003	2002
Net tangible asset backing per ordinary share	1.8 cents	3.2 cents

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

DIRECTORS' REPORT

Your directors submit the financial report of the economic entity for the half-year ended 31 December 2003.

Directors

The names of directors who held office during or since the end of the half-year:

Thomas Joseph Hartigan	Christine Mary Cussen
Peter Saxon Corfield	Ross Alexander Macdonald
Roderick Peter Tomlinson	

Review of Operations

Financial

In the half year ended 31 December 2003 the Company incurred an operating loss of $2,141,652, 12% less than the same period of the previous year and in line with Management expectations. Revenue for the period was $383,995, up 80% on the previous year and included the first payment under the recently approved R&D START Grant for research into the area of re-engineering drugs using Supercritical Fluid technology. Capital expenditure increased to $359,540 for the period and reflects the implementation of phase one of the scaling up of the technology at a facility outside the University of New South Wales.

Research and Development

Overview

The Company's research and development activities continue to support its dual business focus of external client driven collaborations, as well as developing improved forms of existing drugs through its in-house research program. The intellectual property that is developed from this research will be out-licensed to partners for up-front, milestone payments and royalties on sales.

Pharmaceutical Agreements

The Company continues to actively market its technology to the international pharmaceutical and drug delivery industries. Further agreements are currently being negotiated with new clients and research work is progressing with our existing clients.

In-house Development

Further progress has been made with the re-engineering of new forms of currently approved asthma and anti-inflammatory drugs. Preliminary work has commenced on several anti-viral and anti-fungal drugs. The next step in this development program will be to optimise the formulation of these drugs, prior to undertaking preclinical or clinical studies. The results of the additional insulin pre-clinical studies are currently under review and an update will be provided once this review is complete, inhaled and transdermal (across the skin) insulin developments remain in progress with clients.

Process Development and Scale-up

Proceeds from the START Grant are being used to establish a database of research parameters to optimise the re-engineering of a range of drugs for both clients and our in-house development program as well as progressing the scaling up of our technology. Further details of this new facility will be announced once the facility becomes operational.

Intellectual Property

The Company continues to build and protect its intellectual property with existing international and provisional patents progressing through examination and filing. The Company is anticipating making further filings throughout this year.

International Investor Relations

All documentation for the American Depository Receipt (ADR) program has been finalised and we are awaiting advice of a listing date.

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

DIRECTORS' REPORT

This report is made in accordance with a resolution of the directors.

Director

Thomas Hartigan

Director

Christine Cussen

Dated this 27th Day February 2004

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		Economic Entity	
	Note	31 December 2003 $	31 December 2002 $
Revenues from ordinary activities	2	383,995	212,920
Research Expenses		(1,356,829)	(1,088,780)
Corporate and commercialisation expense		(824,988)	(576,510)
Depreciation expense		(156,330)	(45,650)
Amortisation of goodwill		(187,500)	(62,500)
Losses attributable to minority interests		-	(493,594)
Group reorganisation expense		-	(338,286)
Expenses from ordinary activities		(2,525,647)	(2,605,320)
Borrowing Costs		-	(48,274)
Loss from ordinary activities before income tax expense	2	(2,141,652)	(2,440,674)
Income tax expense relating to ordinary activities		-	-
Net loss from ordinary activities after income tax expense attributable to members of the parent entity		(2,141,652)	(2,440,674)
Net loss attributable to members of the parent entity		(2,141,652)	(2,440,674)
Total changes in equity other than those resulting from transactions with owners as owners		(2,141,652)	(2,440,674)
Basic earnings per share (cents per share)		(1.10)	(2.13)
Diluted earnings per share (cents per share)		(1.10)	(2.13)

The accompanying notes form part of these financial statements.

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Note	Economic Entity 31 December 2003 $	30 June 2003 $
CURRENT ASSETS			
Cash assets		3,240,765	4,939,848
Receivables		146,414	530,225
Inventories		-	41,974
Other		109,759	122,400
TOTAL CURRENT ASSETS		3,496,938	5,634,447
NON-CURRENT ASSETS			
Other Financial Assets		25,977	25,977
Property, plant and equipment		1,141,495	938,285
Other		258,338	308,337
Intangible assets		125,000	312,500
TOTAL NON-CURRENT ASSSETS		1,550,810	1,585,099
TOTAL ASSETS		5,047,748	7,219,546
CURRENT LIABILITIES			
Payables		949,556	1,270,290
Loans Payable		187,500	250,000
Other Liabilities		152,580	-
Provisions		114,668	61,600
TOTAL CURRENT LIABILITIES		1,404,304	1,581,890
NON-CURRENT LIABILITIES			
Loans payable		-	62,500
TOTAL NON-CURRENT LIABILITIES		-	62,500
TOTAL LIABILITIES		1,404,304	1,644,390
NET ASSETS		3,643,444	5,575,156
EQUITY			
Contributed equity	4	29,646,229	29,436,289
Accumulated Losses		(26,002,785)	(23,861,133)
TOTAL EQUITY		3,643,444	5,575,156

The accompanying notes form part of this financial report.

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Economic Entity	
	31 December 2003 $	31 December 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	807,276	37,484
Payments to suppliers and employees	(2,109,325)	(1,739,942)
Interest received	87,506	156,983
Borrowing costs	-	(84,060)
Net cash provided by (used in) operating activities	(1,214,543)	(1,629,535)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(359,540)	(164,054)
Prepaid Rent	-	(300,000)
Net cash provided by (used in) investing activities	(359,540)	(464,054)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	-	3,298,024
Repayment of borrowings	(125,000)	(149,880)
Part repayment of loan (re sale of subsidiaries)	-	2,700,000
Net cash provided by (used in) financing activities	(125,000)	5,848,144
Net increase (decrease) in cash held	(1,699,083)	3,754,555
Cash at 1 July 2003	4,939,848	879,062
Cash at 31 December 2003	3,240,765	4,633,617

The accompanying notes form part of these financial statements.

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 1: BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensu Views and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements made by Eiffel Technologies Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001*.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2003 annual report.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

	Economic Entity	
NOTE 2: LOSS FROM ORDINARY ACTIVITIES	31 December 2003 $	31 December 2002 $
The following revenue and expenditure items are relevant in explaining the financial performance for the interim period:-		
Reveune:		
Revenue from sales or services	24,219	42,151
Revenue from Grants	272,270	-
Interest revenue	87,506	170,769
Details of relevant expenses:		
Amortisation of goodwill	187,500	62,500
Depreciation and amortisation excluding amortisation of intangibles	156,330	45,650

NOTE 3: DIVIDENDS

Nil dividends were proposed or declared (2002: Nil).

	Economic Entity	
NOTE 4: CONTRIBUTED EQUITY	31 December 2003 $	30 June 2003 $
Balance at the beginning of the reporting period	29,436,289	20,467,876
Shares issued 1,233,000 (2002:101,822,598) fully paid ordinary shares issued	149,940	8,968,413
Balance at the end of the reporting period	29,586,229	29,436,289

During the half year ended 31 December 2003 833,000 shares were issued to Global Markets Capital Corporation in lieu of consulting fees at $0.18 per share (less costs) and 400,000 shares were issued to Directors in lieu of retirement allowances at $0.15 per share.

NOTE 5: EVENTS OCCURRING AFTER REPORTING DATE

Nil

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 6: SEGMENT REPORTING

The economic entity conducts research and development into the reengineering of currently approved drugs in the pharmaceutical industry using Supercritical Fluid technologies. Minor revenue is derived from ongoing licences granted in respect of patents held within the Economic Entity. For segment reporting purposes the economic entity operates in the one business and geographic segment.

NOTE 7: CONTINGENT LIABILITIES

At the time this report was prepared the Directors were not aware of any contingent liabilities of a material nature.

Eiffel Technologies Limited ABN 96 072 178 977 and Controlled Entities

DIRECTORS' DECLARATION

The directors of the company declare that:

1. The financial statements and notes, as set out on pages 3 to 8:
    a. *comply with Accounting Standard AASB 1029: Interim Financial Reporting and the* Corporations Regulations; and
    b. give a true and fair view of the economic entity's financial position as at 31 December 2003 and of its performance for the half year ended on that date.
2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director

Thomas Hartigan

Director

Christine Cussen

Dated this 27th day of February 2004

MGI MEYRICK WEBSTER
ACCOUNTING • CONSULTING • FINANCIAL
ADVISORY GROUP

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF EIFFEL TECHNOLOGIES LIMITED

Scope

We have reviewed the financial report of Eiffel Technologies Limited for the half-year ended 31 December 2003 comprising the statement of financial performance, statement of financial position, statement of cash flows, notes to the financial statements and directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional requirements and statutory requirements, so as to present a view which is consistent with our understanding of the company's financial position, and performance a presented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission/Australian Stock Exchange Limited.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Eiffel Technologies Limited is not in accordance with:

(a) the Corporations Law, including:

  (i) giving a true and fair view of the company's financial position at 31 December 2003 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standards AASB1029: Interim Financial Report and the Corporations Regulations; and

(b) other mandatory professional reporting requirements in Australia.

MGI Meyrick Webster
MGI Meyrick Webster

27 February 2004
Melbourne

David Nairn
Partner

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850 MELBOURNE VICTORIA 3001 DX 154 MELBOURNE
TEL: 61 3 9642 3444 FAX: 61 3 9642 3555 EMAIL: mw@mgimw.com.au

1ST FLOOR 226 UPPER HEIDELBERG ROAD PO BOX 140 IVANHOE VICTORIA 3079 DX 97903 IVANHOE
TEL: 61 3 9497 4000 FAX: 61 3 9499 3177

MEYRICK WEBSTER PTY LTD ACN 083 156 469

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Eiffel Technologies Limited	
ABN 96 072 178 977	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Christine Mary Cussen
Date of last notice	10 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Both
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Cussen Superannuation Fund
Date of change	1 December, 2003
No. of securities held prior to change	1. 381,000 Cussen Superannuation Fund 2. 500,000 Chris Mary Cussen (Lapsed 19 December 2003)
Class	1. Ordinary 2. Options
Number acquired	1. 355,000 Ordinary shares – Cussen Superannuation Fund 2. 6,500,000 Options – Chris Mary Cussen
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $35,500 2. N/A
No. of securities held after change	1. 736,000 Ordinary shares – Cussen Superannuation Fund 2. 6,500,000 Options – Chris Mary Cussen (after lapse of 500,000 options on 19 December 2003)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Issue of securities in lieu of performance bonus 2. Issue of options under employee incentive scheme

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares Unlisted options for ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,400,000 Options for ordinary shares. 778,984 Ordinary shares

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. 900,000 options each to purchase one ordinary fully paid share, exercise price of $0.25 per share, vesting immediately and exercisable within 5 years of granting. 2. 1,500,000 options each to purchase one ordinary fully paid share, exercise price of $0.125 per share, vesting immediately and exercisable within 5 years of granting. 3. 2,500,000 options each to purchase one ordinary fully paid share, exercise price of $0.15 per share, vesting after 30 June 2004 subject to satisfactory completion of agreed performance milestones, and exercisable within 5 years of granting. 4. 2,500,000 options each to purchase one ordinary fully paid share, exercise price of $0.18 per share, vesting after 31 December 2004 subject to satisfactory completion of agreed performance milestones, and exercisable within 5 years of granting. 5. 1,000,000 options each to purchase one ordinary fully paid share, exercise price of $0.15 per share, vesting immediately and exercisable within 3 years of granting. 6. 1,000,000 options each to purchase one ordinary fully paid share, exercise price of $0.15 per share, vesting after 30 June 2004 subject to satisfactory completion of agreed performance milestones, and exercisable within 3 years of granting. 7. 1,000,000 options each to purchase one ordinary fully paid share, exercise price of $0.15 per share, vesting by 30 June 2004 subject to satisfactory completion of agreed performance milestones, and exercisable within 3 years of granting. 8. 1,000,000 options each to purchase one ordinary fully paid share, exercise price of $0.15 per share, vesting by 30 June 2005 subject to satisfactory completion of agreed performance milestones, and exercisable within 3 years of granting.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	355,000 ordinary shares at 10 cents per ordinary share 423,984 ordinary shares at 17.5 cents per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	900,000 options in lieu of consultancy services provided by Global Markets Capital Corporation 10,500,000 options as part of employee remuneration packages 355,000 ordinary shares in lieu of employee performance bonus 423,984 ordinary shares in lieu of consultancy services provided by Professor Robert Langer, a member of the Company's Scientific Advisory Board
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 February

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	194,972,575	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	44,300,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: Tim Kelsey..

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34747

EIFFEL TECHNOLOGIES

31 March 2004

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 2

EIFFEL'S INSULIN RESULTS LEAD TO STRATEGIC SHIFT IN RESEARCH PROGRAM

Results from latest animal studies into Eiffel's re-engineered insulin leads to a strategic shift towards the development of inhaled or transdermal insulin, a potential market worth US$5 billion a year.

Eiffel Technologies Ltd (ASX : EIF) announced today it has completed further animal studies in its development of improved injectable insulin. These studies have confirmed that Eiffel has produced:-

(1) A novel form of a sensitive protein drug without affecting its biological activity

(2) A reengineered insulin that is at least equivalent to the commercially available and fast acting forms of the drug

The Holy Grail for the treatment of diabetes has long been the development of effective insulin that can be delivered without injection. This market opportunity has led to over thirteen US and European-based companies developing either oral or inhaled forms of insulin. These companies have quantified the potential market for non-injectable forms of insulin at approximately US$5 billion per annum.

The latest animal studies have led to a strategic decision by Eiffel's Directors to focus resources on external collaborations with pharmaceutical companies working on alternative modes of delivering insulin.

Eiffel is currently co-operating with several companies for use of either oral or transdermal (across the skin) insulin using Eiffel's re-engineered insulin. Re-engineered materials have been supplied to these companies for testing in their different delivery devices. Our partners continue to evaluate our product to establish optimal performance in their delivery device.

"We must prioritise our insulin research to areas where the technology has the potential to add maximal commercial and shareholder value", said Eiffel's Managing Director and CEO, Christine Cussen. "The potential opportunities for inhaled and oral insulin are large and we want to capitalise on these opportunities."

Eiffel Technologies Limited's business focus is on improving the performance and delivery of a broad range of pharmaceuticals. Based in Australia, the Company has effectively over 50 years experience in pharmaceutical particle reengineering and is at the forefront of SCF research. Eiffel is developing and commercialising a range of drug reengineering platforms to improve drug performance and delivery and extend patent life. Eiffel Technologies' research programme focuses on developing and improving drugs in a range of therapeutic areas including diabetes, asthma, anti-inflammatory, antiviral and anti-fungal formulations. For more information on Eiffel Technologies, please visit the Company's website www.eiffeltechnologies.com.au.

For further information on Eiffel, please contact:-

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

7 April 2004

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 2

EIFFEL SECURES SEMI-COMMERCIAL FACILITY AND RELOCATES HEAD OFFICE TO SYDNEY

The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce that they have secured laboratories and a semi-commercial production facility at North Ryde in Sydney.

Establishing a scaled up facility external to the Company's fundamental research facility at the University of NSW will enable Eiffel to:

1. develop and produce larger quantities of re-engineered drugs using Supercritical Fluid technology

2. support the in house development program and the next phase of requirements from Eiffel's external pharmaceutical partners

This new facility will increase the Company's drug re-engineering capacity by a factor of 100 and will be instrumental in the next stage of the full scale-up of the Technology.

"The scaled-up facility brings us one step closer to realising the potential commercial value from Supercritical Fluid technology and intellectual property we have developed", said Eiffel's Managing Director & CEO, Christine Cussen.

The semi-commercial production facility will be online by June 2004.

After the completion of a Strategic Review, the Company has also secured commercial office space at the North Ryde facility and has relocated its Melbourne Head Office to the North Ryde premises bringing together its research and commercial operations.

Eiffel Technologies Limited's business focus is on improving the performance and delivery of a broad range of pharmaceuticals. Based in Sydney, Australia, the Company has effectively over 50 years experience in pharmaceutical particle reengineering and is at the forefront of SCF research. Eiffel is developing and commercialising a range of drug reengineering platforms to improve drug performance and delivery and extend patent life. Eiffel Technologies' research programme focuses on developing and improving drugs in a range of therapeutic areas including diabetes, asthma, anti-inflammatory, antiviral and anti-fungal formulations. For more information on Eiffel Technologies, please visit the Company's website www.eiffeltechnologies.com.au.

For further information on Eiffel, please contact:-

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

23 April 2004

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 2

EIFFEL STRENGTHENS ITS INTELLECTUAL PROPERTY PORTFOLIO

Australia, 23 April, 2004 – The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to announce that following further progress with its in-house Supercritical Fluid research, the Company filed a further provisional patent application in late 2003 bringing the Company's total patent portfolio to 5 families of patent applications. Over the last three years, Eiffel Technologies has made significant progress in building a patent portfolio that now encompasses each of the Company's Supercritical Fluid platforms.

Supercritical Fluid technologies can be used to improve the performance of currently approved drugs, deliver them in a more convenient way and in effect extend the patented life of drugs prior to generic competition. The market opportunities for the technology are large with up to US$6 Billion worth of drugs due to lose patent protection in the next 7 years. The drug delivery market for oral, transdermal and inhalational drugs is valued at US$50-60 Billion annually and is growing at twice the rate of the pharmaceutical market.

Three of Eiffel's patent applications have been examined internationally. The Company has already received advice from the International Preliminary Examination Authority indicating that each of Eiffel's three international patent applications are new, inventive and industrially applicable.

The remaining two patent applications are at an earlier stage. Further new patent applications are proposed in the near future.

"In three years Eiffel has built an impressive suite of patents. With the potential market of re-engineered drugs estimated at billions of dollars, Eiffel's Intellectual Property status is strong and growing stronger," said Eiffel's Managing Director & CEO, Christine Cussen.

The Company will continue to aggressively explore opportunities both internally and externally to further strengthen its proprietary position and to protect the interests of its international partners.

Eiffel Technologies Limited's business focus is on improving the performance and delivery of a broad range of pharmaceuticals. Based in Australia, the Company has effectively over 50 years experience in pharmaceutical particle reengineering and is at the forefront of Supercritical Fluid research. Eiffel is developing and commercialising a range of drug reengineering platforms to improve drug performance and delivery and extend patent life. Eiffel Technologies' research programme focuses on developing and improving drugs in a range of therapeutic areas including diabetes, asthma, anti-inflammatory, antiviral and anti-fungal formulations. For more information on Eiffel Technologies, please visit the Company's website www.eiffeltechnologies.com.au.

For further information on Eiffel, please contact:-

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Rod Tomlinson
Non-Executive Director
Eiffel Technologies Limited
Phone: +61 3 9592 4554

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

1 June 2004

EIFFEL TECHNOLOGIES COMPLETES LEVEL ONE ADR PROGRAM

Drug re-engineering company Eiffel Technologies Limited (ASX: EIF) today announced the establishment of a Level One American Depositary Receipt (ADR) program.

The Eiffel ADRs have been declared effective by the US Securities and Exchange Commission (SEC) and The Bank of New York has been appointed as the depositary bank. The New York based investment bank, Global Markets Capital Group, is managing the ADR process for Eiffel.

Ms. Christine Cussen, Eiffel Technologies' Managing Director and CEO, says the program will open up the important US capital markets for the company as well as being a first step towards a possible future international listing for the company.

The code for Eiffel Technologies' ADR is EFFTY and its CUSIP Number is 282495209. Each Eiffel Technologies ADR represents 50 ordinary shares of Eiffel Technologies, as traded in the Australian market.

For the benefit of shareholders the following information is provided:

About ADRs

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the OTC market.

Eiffel Technologies Sponsored Level One Depositary Receipts

Eiffel Technologies has entered a sponsored Level One ADR program, which is a convenient way to access the US market. The company's Level One Depositary Receipts are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a sponsored Level One Depositary Receipts program allows companies to enjoy the benefits of a security in the US Over-the-Counter markets in the US without changing its current reporting process.

US brokers may deal either directly in Eiffel Technologies shares or in ADRs. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs provide the opportunity for them to invest in ASX listed Eiffel Technologies.

ENDS

For more information contact:

Ms. Christine Cussen
Managing Director & CEO
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Mr. Mark R Saunders
President
Global Markets Capital Group
The Chrysler Building
New York, New York
Phone: 0011 1 212 808 9700

About Eiffel Technologies

Eiffel is a Sydney-based drug re-engineering company which uses Supercritical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company both collaborates with the owners of existing drugs and conducts its own drug development to re-engineer drugs approaching the end of their patent life. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Because existing drugs have proven commercial value, re-engineering them is inherently less risky than the development of new drugs.

www.eiffeltechnologies.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Eiffel Technologies Limited

ABN

96 072 178 977

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options for ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000 Options for ordinary shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	a) 500,000 options each to purchase one ordinary fully paid share, exercise price of $0.11 per share, vesting immediately and exercisable within 5 years of granting. b) 500,000 options each to purchase one ordinary fully paid share, exercise price of $0.11 per share, vesting after 8 March 2005 subject to satisfactory completion of agreed performance milestones, and exercisable within 5 years of granting.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/a
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,000,000 options as part of employee remuneration package
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	195,372,575	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,800,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: Tim Kelsey...

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

ASX Release/Investor Update

EIFFEL TO ACCELERATE DRUG RE-ENGINEERING COMMERCIALISATION

Sydney, Australia, 1 June, 2004 – The Directors of Eiffel Technologies Limited (ASX: EIF) are pleased to advise of significant progress in the development of the company's drug re-engineering business.

Eiffel is a Sydney-based drug re-engineering company which uses Supercritical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company both collaborates with the owners of existing drugs and conducts its own drug development to re-engineer drugs approaching the end of their patent life. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Furthermore, existing drugs have proven commercial value and are therefore less risky than new drugs.

Eiffel's strategic focus has been on driving the collaborative and in-house drug development activities, further strengthening its patent position and building the infrastructure to support the growth of the business. The company has made considerable progress in recent months on each of these fronts.

1. **Collaboration with Drug Companies**
    - Encouraging animal studies have led Eiffel to focus on collaborations with pharmaceutical companies working on non-injectable means of delivering insulin, a market with an estimated value of US$6 Billion. Inhaled insulin is the delivery option attracting most international interest and Eiffel is currently working with several companies who are evaluating its re-engineered insulin in their different delivery devices.
    - Trials with re-engineered asthma drugs with several international drug delivery companies are well advanced with progress announcements on the results and future direction of this work expected to be made shortly.

2. **In-House Development**
    - A systematic approach to the early evaluation of potential target molecules was established to streamline the process of identifying drug candidates. This project formed the basis of Eiffel's Start Grant application in 2003, and the on-time delivery of all milestones have ensured the full receipt of Start grant payments in excess of $850,000 to date.
    - Over 30 drugs have been evaluated to date, of which at least five have been shown to have potential for improved performance with Supercritical Fluid Technology.
    - Internal development projects showing particular promise include the re-engineering of several asthma drugs.

3. **Intellectual Property**
    - Three further patent applications are expected to be lodged in the short to medium term. These will add to Eiffel's existing patent estate of five patent families.

4. **Infrastructure and Organisational Development**
    - Development Capability – Eiffel has established a semi -commercial development facility at the Macquarie Park industrial estate, located in North Ryde, Sydney. The R&D program is led by the recently appointed Chief Operating Officer, Dr Pascal Hickey, who came to the company with extensive international pharmaceutical product development experience at a senior level. The company headquarters was also relocated from Melbourne to this site early in 2004.
    - Manufacturing Capability
        - The company has achieved a 100-fold scale up of its technologies at its new larger facility in North Ryde. This is expected to be fully operational within the next six weeks.
        - A licence to manufacture therapeutic goods was recently granted by the Therapeutic Goods Administration (TGA). Eiffel is now able to manufacture clinical trial batches and consequently bring products to trial quickly.
    - Corporate – To support the growth of the business, Eiffel is pleased to announce the appointment of Craig Boyd as Chief Financial Officer. Craig brings experience with high growth international businesses to the company.
    - Investors – To provide better access for North American investors, the company has established an ADR program with the Bank of New York. (See announcement made earlier today)

Deliverables for 2004/2005

Having built a strong technical and commercial foundation for the company, Eiffel intends to accelerate the development of its business over the next 12 to 18 months. It specifically aims to:

- Drive the collaborative non-injectable insulin projects to have further commercial agreements in place in the short term.
- Commence pre-clinical studies on the most promising in-house developments by Q1 2005 with the objective of having one in a clinical trial within 12 months.
- Continue to screen a further 8 to 12 re-engineered drugs per year, of which three are expected to progress to preclinical trials and one to go on to clinical trials.
- Lodge three additional patent applications by year end.
- Commence the manufacture of pharmaceutical products for collaborative agreements.
- Explore the potential to acquire additional technology platforms or complementary delivery mechanisms.

ENDS

For further information on Eiffel, please contact: -

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

www.eiffeltechnologies.com.au.

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

8 June 2004

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 1

CHANGE IN COMPANY SECRETARY

Effective today, 8th June, 2004, Mr Tim Kelsey has resigned from the position of Company Secretary of Eiffel Technologies Limited and its wholly owned subsidiary companies due to the company's relocation from Melbourne to Sydney.

Craig Boyd, the Sydney based Chief Financial Officer will be appointed to the position of Company Secretary effective immediately.

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

29 June 2004

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 3

New Market Opportunities from Eiffel Drug Re-Engineering Partnership

- Access to Complementary Commercial-Scale Technology

Eiffel Technologies Limited (ASX: EIF) announced today that it has signed an agreement with NanoMaterials Technology Pte Ltd, a Singapore-based nanomaterial development company, to jointly develop new technology for use in re-engineering drugs. Successful development would open up significant new market opportunities for Eiffel's drug re-engineering program.

The specific objective of the Eiffel/NanoMaterials agreement is to develop a hybrid technology, which combines the performance benefits of Eiffel's Super Critical Fluids (SCF) with the production efficiency of NanoMaterial's High Gravity Controlled Precipitation (HGCP) technology. This would enable Eiffel to broaden its range of drug re-engineering targets to include products where the commercial opportunities are extremely sensitive to production costs. These would typically be multi billion dollar drugs under acute threat from generic competition.

The parties are currently conducting feasibility studies to test the hybrid concept on model anti-inflammatory and asthma drugs. The feasibility studies will be conducted in Singapore with results expected by early August 2004. The new technology would be patentable with the patent rights owned by the two companies.

Upon successful completion of these feasibility studies, the two companies will jointly undertake further development work on the hybrid technology to pursue drug targets that are underperforming or that are under threat of generic competition.

Eiffel's strategic focus is on driving its collaborative and in-house drug development activities, further strengthening its patent position and building the infrastructure to support the growth of the business.

"This is another important business building step for Eiffel, opening up new growth opportunities and strengthening our technology base," Eiffel Managing Director and Chief Executive Officer, Christine Cussen said. "Successfully combining these complementary nanotechnologies would enable us to aggressively pursue the re-engineering of cost sensitive drugs, through our own development work and/or in collaboration with the owners of the drugs under competitive threat."

"The key advantages of our HGCP technology platform are the ease of cost-effective scale up and the control it gives over the design of the particle properties. Leveraging on the strengths on both our technologies, we can provide a comprehensive solution to pharmaceutical customers. This will open up market opportunities in addition to the work that we are currently doing in the US and Europe," said Jimmy Yun, Chief Executive Officer, NanoMaterials Technology Pte Ltd.

NanoMaterial's patented HGCP process enables precision control over the synthesis of nanomaterials with a narrow particle distribution and consistent quality at competitive production costs. Eiffel uses the unique properties of SCFs, which display both liquid and gas-like properties, to produce nano particles of therapeutic agents with uniformity of size and surface properties seldom achieved by conventional techniques.

ENDS

For further information on Eiffel, please contact: -

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

About Eiffel Technologies

Eiffel is a Sydney-based drug re-engineering company which uses Super Critical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company both collaborates with the owners of existing drugs and conducts its own drug development to re-engineer drugs approaching the end of their patent life. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Eiffel's research program focuses on developing and improving drugs in a range of therapeutic areas, including diabetes, asthma, cardiovascular, anti-inflammatory and antiviral disease. The company currently has agreements with Oriel Therapeutics, Meridica and a US Specialty Pharmaceutical Company on Inhaled Insulin.

About NanoMaterials Technology Pte Ltd

NanoMaterials Technology is an emerging nanomaterial development company specializing in the development and commercialization of production technologies of nanomaterials. It is currently focused in the pharmaceutical industry where it is leveraging on its High Gravity Controlled Precipitation (HGCP) technology platform in the nanonization of active pharmaceutical ingredients and drug carriers.

The company's headquarters and R&D centre are in Singapore.

About Super Critical Fluid (SCF) Technologies

Eiffel's SCF technologies are used to produce nano particles of therapeutic agents. The powders produced have very narrow particle size distributions and consistent surface properties, which are seldom achieved by conventional techniques. These outcomes are made possible because of the unique properties of SCFs, which display both liquid and gas-like properties under defined conditions of temperature and pressure. A SCF displays the solvent strength of a liquid, yet permeability similar to that of a gas. These properties form the basis of Eiffel's engineering solution to producing drug powders from liquid solutions with physical properties that enhance their clinical and market performance.

Drug formulations produced by SCF processes may offer any or all of the following advantages:

- Superior control over particle size, which can be used to develop better products for inhalation.
- Improved onset of action for orally administered products where drug absorption into the bloodstream is limited by dissolution rate.
- Engineering of the physical form of the drug for incorporation into alternative dose forms (eg. oral, respiratory, injectables, and transdermals) in order to achieve superior clinical effectiveness or patient compliance.
- Improved shelf stability that may eliminate the requirement for refrigerated distribution chains and storage.
- The ability to produce combination therapeutic formulations of intimately mixed compounds in a single processing step.

File No. 82-34747

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
3 Innovation Road
PO Box 1412, Macquarie Centre
North Ryde NSW 2113 Australia
T: +61 2 9805 0022
F: +61 2 9805 0044
E: info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au

6 August 2004

To: Announcements Section ASX
Company: Australian Stock Exchange
No. of Pages: 2

$3.0m Placement to Accelerate Commercial Development

The directors of drug re-engineering company Eiffel Technologies Limited (ASX:EIF) today announced the placement of 36,363,637 fully paid ordinary shares at a price of 8.25 cents per share, raising $3.0 million. Approximately 8.6m shares will be subject to approval at an extraordinary general meeting of shareholders, which will be held as soon as possible. The balance, of approximately 14% of the company's capital, will be issued immediately. The placement was managed by Intersuisse Corporate and supported by existing shareholders and new institutional investors.

The funds raised will be used to accelerate the commercial development of the business and to pursue corporate opportunities. Over the next 12 to 18 months, Eiffel aims to:

- Secure further commercial agreements for its collaborative non-injectable insulin projects.
- Commence the manufacture of pharmaceutical products for collaborative agreements.
- Screen a further 8 re-engineered drugs per year, of which three are expected to progress to pre-clinical trials and one to go on to clinical trials.
- Commence pre-clinical studies on the most promising in-house development drugs by Q1 2005 with the objective of having one in a clinical trial by early 2006.
- Lodge three additional patent applications by year-end.
- Explore the potential to acquire additional re-engineering technology platforms and/or complementary drug delivery technologies.

For further information on Eiffel, please contact: -

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

About Eiffel Technologies

Eiffel is a Sydney-based drug re-engineering company which uses Supercritical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company both collaborates with the owners of existing drugs and conducts its own drug development to re-engineer drugs approaching the end of their patent life. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Eiffel's research program focuses on developing and improving drugs in a range of therapeutic areas, including diabetes, asthma, cardiovascular, anti-inflammatory and antiviral disease. The company currently has agreements with Oriel Therapeutics, Meridica and a US specialty pharmaceutical company on inhaled insulin.